UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FERRELLGAS PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

315293

(CUSIP Number)

James E. Ferrell

10601 Mission Road, Suite 350

Leawood, KS 66206

(913) 601-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 315293 10 0

1.	Names of Reporting Persons James E. Ferrell

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,763,475

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,763,475

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,763,475

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 5.3%

14.	Type of Reporting Person IN

This Amendment No. 2 amends and supplements that statement on Schedule 13D/A originally filed with the Securities and Exchange Commission on November 11, 2006.

Item 1.                                                         Security and Issuer

The name of the issuer is Ferrellgas Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal office of the Issuer is located at 7500 College Boulevard, Suite 1000, Overland Park, Kansas 66210. The class of equity securities to which this Schedule 13D/A relates are common units representing limited partner interests of the Issuer (the “Common Units”).

Item 2.                                                         Identity and Background

(a)         Name: James E. Ferrell (the “Reporting Person”)

(b)         Business address of the Reporting Person:

James E. Ferrell
10601 Mission Road, Suite 350

Leawood, KS 66206

(c)          Present Principal Occupation or Employment:

Chairman of the Board of the general partner of the Issuer.

(d)         Criminal Convictions:

None.

(e)          Court or Administrative Proceedings:

In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

United States of America

Item 3.                                                         Source and Amount of Funds or Other Consideration

The acquisition of the additional 405,000 Common Units are the subject of this Schedule 13D/A. It resulted from a purchase in connection with the public offering of 6,325,000 Common Units by Ferrellgas Partners, L.P. on June 8, 2015.

The aggregate consideration paid for these purchases was $9,315,000.

Item 4.                                                         Purpose of Transaction

The acquisition of Common Units referred to herein was for investment purposes. Although the Reporting Person is the Chairman of the Board of the general partner of the Issuer, he has no current plans or intentions that relate to or would result in any of the transactions required to be described in this Item 4 of Schedule 13D/A.

Item 5.                                                         Interest in Securities of the Issuer

(a) As of the date of the filing of this Statement on Schedule 13D, the Reporting Person is the beneficial owner of 4,763,475 Common Units, which constitute approximately 5.3% of the Issuer’s issued and outstanding Common Units, calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, 4,763,475 Common Units.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                                                         Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 12, 2015

By:	/s/ James E. Ferrell
Name: James E. Ferrell
Title: Chairman of the Board